UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                             (Amendment No. 4)*

                          KINDRED HEALTHCARE, INC.
-------------------------------------------------------------------------------
                              (Name of Issuer)

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                  Common Stock, par value $0.25 per share
                       (Title of Class of Securities)

                                494580 10 3
                               (CUSIP Number)

                            Kenneth Maiman, Esq.
                         Appaloosa Management L.P.
                        26 Main Street, First Floor
                             Chatham, NJ 07928
                               (973) 701-7000
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               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

-------------------------------------------------------------------------------
                              August 14, 2003
          (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

CUSIP No.  494580 10 3                                      Page 2 of 10 Pages

1      NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
       PERSON

       Appaloosa Investment Limited Partnership I

2
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A                   (a)     [ ]
       GROUP                                                        (b)     [ ]


3      SEC USE ONLY


4      SOURCE OF FUNDS

       OO

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) OR 2(e)                                                    [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE

   NUMBER OF     7    SOLE VOTING POWER
    SHARES
                      -0-

 BENEFICIALLY    8    SHARED VOTING POWER
   OWNED BY
                      2,404,786

     EACH        9    SOLE DISPOSITIVE POWER
   REPORTING
                      -0-

    PERSON       10   SHARED DISPOSITIVE POWER
     WITH
                      2,404,786


11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,404,786


12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                               [ ]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       11.8%

14     TYPE OF REPORTING PERSON

       PN

                                SCHEDULE 13D

CUSIP No.  494580 10 3                                      Page 3 of 10 Pages

1      NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
       PERSON

       Palomino Fund Ltd.

2
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A                   (a)     [ ]
       GROUP                                                        (b)     [ ]


3      SEC USE ONLY


4      SOURCE OF FUNDS

       OO

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) OR 2(e)                                                    [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

       BRITISH VIRGIN ISLANDS

   NUMBER OF     7    SOLE VOTING POWER
    SHARES
                      -0-

 BENEFICIALLY    8    SHARED VOTING POWER
   OWNED BY
                      2,128,736

     EACH        9    SOLE DISPOSITIVE POWER
   REPORTING
                      -0-

    PERSON       10   SHARED DISPOSITIVE POWER
     WITH
                      2,128,736


11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,128,736


12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                               [ ]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       10.4%

14     TYPE OF REPORTING PERSON

       CO

                                SCHEDULE 13D

CUSIP No.  494580 10 3                                      Page 4 of 10 Pages

1      NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
       PERSON

       Appaloosa Management L.P.

2
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A                   (a)     [ ]
       GROUP                                                        (b)     [ ]


3      SEC USE ONLY


4      SOURCE OF FUNDS

       OO

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) OR 2(e)                                                    [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE

   NUMBER OF     7    SOLE VOTING POWER
    SHARES
                      -0-

 BENEFICIALLY    8    SHARED VOTING POWER
   OWNED BY
                      4,533,522

     EACH        9    SOLE DISPOSITIVE POWER
   REPORTING
                      -0-

    PERSON       10   SHARED DISPOSITIVE POWER
     WITH
                      4,533,522


11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,533,522


12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                               [ ]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       22.2%

14     TYPE OF REPORTING PERSON

       PN

                                SCHEDULE 13D

CUSIP No.  494580 10 3                                      Page 5 of 10 Pages

1      NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
       PERSON

       Appaloosa Partners Inc.

2
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A                   (a)     [ ]
       GROUP                                                        (b)     [ ]


3      SEC USE ONLY


4      SOURCE OF FUNDS

       OO

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) OR 2(e)                                                    [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE

   NUMBER OF     7    SOLE VOTING POWER
    SHARES
                      -0-

 BENEFICIALLY    8    SHARED VOTING POWER
   OWNED BY
                      4,533,522

     EACH        9    SOLE DISPOSITIVE POWER
   REPORTING
                      -0-

    PERSON       10   SHARED DISPOSITIVE POWER
     WITH
                      4,533,522


11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,533,522


12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                               [ ]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       22.2%

14     TYPE OF REPORTING PERSON

       CO

                                SCHEDULE 13D

CUSIP No.  494580 10 3                                      Page 6 of 10 Pages

1      NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
       PERSON

       David A. Tepper

2
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A                   (a)     [ ]
       GROUP                                                        (b)     [ ]


3      SEC USE ONLY


4      SOURCE OF FUNDS

       OO

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) OR 2(e)                                                    [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

       USA

   NUMBER OF     7    SOLE VOTING POWER
    SHARES
                      -0-

 BENEFICIALLY    8    SHARED VOTING POWER
   OWNED BY
                      4,533,522

     EACH        9    SOLE DISPOSITIVE POWER
   REPORTING
                      -0-

    PERSON       10   SHARED DISPOSITIVE POWER
     WITH
                      4,533,522


11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,533,522


12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                               [ ]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       22.2%

14     TYPE OF REPORTING PERSON

       IN

                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934


     This Amendment No. 4, filed on behalf of Appaloosa Investment Limited Partnership I ("AILP"), Palomino Fund Ltd. ("Palomino"), Appaloosa Management L.P. (the "Manager"), Appaloosa Partners Inc. ("API") and David
A. Tepper ("Mr. Tepper" and, together with AILP, Palomino, the Manager and API, the "Reporting Persons"), amends and supplements the Schedule 13D filed on behalf of the Manager, API and Mr. Tepper on April 26, 2001 (as amended by Amendment No. 1 filed on November 15, 2001, Amendment No. 2 filed on October 23, 2002 and Amendment No. 3 filed on April 7, 2003, the "Schedule 13D"), relating to the common stock, par value $0.25 per share (the "Common Stock"), of Kindred Healthcare, Inc., a Delaware corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. The
Schedule 13D is hereby amended and supplemented as follows:

ITEM 4.        PURPOSE OF TRANSACTION.

               Item 4 is hereby amended to add the following:

               Effective May 22, 2003, Mr. Tepper is no longer serving on the Board of Directors of the Company.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

               Item 5 is hereby amended to reflect that, as of the date hereof:

               The percentages set forth in this Item 5 are based on there being 17,862,454 shares of Common Stock outstanding as of July 31, 2003 as disclosed by the Company in its Form 10-Q filed on August 13, 2003 for the fiscal quarter ended June 30, 2003 and are calculated in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended.

               (a) AILP is the beneficial owner of 1,066,335 shares of Common Stock and Palomino is the beneficial owner of 934,293 shares of Common Stock. In addition, (i) upon exercise of the New Warrants, AILP would beneficially own an additional 1,332,701 shares of Common Stock and Palomino would beneficially own an additional 1,188,693 shares of Common Stock and (ii) upon exercise of the vested portion of the non-qualified stock options granted to Mr. Tepper and Mr. Bolin, a former employee of the Manager, pursuant to the Company's 2001 Stock Option Plan for Non-Employee Directors, AILP would beneficially own an additional 5,750 shares of Common Stock and Palomino would beneficially own an additional 5,750 shares of Common Stock. Each of the Manager, API and Mr. Tepper may be deemed to beneficially own an aggregate of 4,533,522 shares of Common Stock. Therefore, as of the date hereof, the beneficial ownership of (i) AILP constitutes approximately 11.8% of the issued and outstanding shares of Common Stock, (ii) Palomino constitutes approximately 10.4% of the issued and outstanding shares of Common Stock and (iii) each of the Manager, API and Mr. Tepper constitutes approximately 22.2% of the issued and outstanding shares of Common Stock.

               (b) AILP may be deemed to have shared voting and dispositive power with respect to 2,404,786 shares of Common Stock and Palomino may be deemed to have shared voting and dispositive power with respect to 2,128,736 shares of Common Stock. Each of the Manager, API and Mr. Tepper may be deemed to have shared voting and dispositive power with respect to 4,533,522 shares of Common Stock.

               (c) On August 14, 2003, AILP sold 237,185 shares of Common Stock and Palomino sold 207,815 shares of Common Stock in open market transactions for an average price of approximately $29.68 per share. On August 15, 2003, AILP sold 4,477 shares of Common Stock and Palomino sold 3,923 shares of Common Stock in open market transactions for a price of $29.31 per share. On August 18, 2003, AILP sold 15,350 shares of Common Stock and Palomino sold 13,450 shares of Common Stock in open market transactions for an average price of approximately $29.52 per share. On August 18, 2003, AILP purchased 3,944 shares of Common Stock and Palomino purchased 3,456 shares of Common Stock in open market transactions for a price of $29.36 per share.

               (d) Not applicable.

               (e) Not applicable.

                                 SIGNATURE


     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  August 18, 2003


                                  APPALOOSA INVESTMENT LIMITED PARTNERSHIP I

                                  By:  APPALOOSA MANAGEMENT L.P.,
                                          Its General Partner

                                          By:  APPALOOSA PARTNERS INC.,
                                             Its General Partner

                                             By: /s/ David A. Tepper
                                                ------------------------------
                                                     Name:    David A. Tepper
                                                     Title:   President

                                  PALOMINO FUND LTD.

                                  By:  APPALOOSA MANAGEMENT L.P.,
                                          Its Investment Adviser

                                          By:  APPALOOSA PARTNERS INC.,
                                             Its General Partner

                                             By: /s/ David A. Tepper
                                                ------------------------------
                                                     Name:    David A. Tepper
                                                     Title:   President

                                  APPALOOSA MANAGEMENT L.P.

                                  By:  APPALOOSA PARTNERS INC.,
                                          Its General Partner

                                             By: /s/ David A. Tepper
                                                ------------------------------
                                                     Name:    David A. Tepper
                                                     Title:   President



                                  APPALOOSA PARTNERS INC.

                                             By: /s/ David A. Tepper
                                                ------------------------------
                                                     Name:    David A. Tepper
                                                     Title:   President

                                             /s/ David A. Tepper
                                             ----------------------
                                             David A. Tepper